51JOB, INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the “Meeting”) of 51job, Inc., a Cayman Islands company (the “Company”), will be held at 8:00 a.m., local time, on July 28th, 2006, at the Company’s principal executive offices at 21st Floor, Wen Xin Plaza, 755 Wei Hai Road, Shanghai, 200041, People’s Republic of China, for the following purposes:

1.	To amend the Company’s 2000 Stock Plan (the “Plan”) so as to increase the number of Common Shares reserved for issuance thereunder by 2,000,000, for a total of 7,530,578 Common Shares reserved for issuance under the Plan.

2.	To elect Mr. Hiroyuki Honda as a director of the Company.

3.	To re-elect Mr. David K. Chao as a director of the Company.

4.	To re-elect Mr. Shan Li as a director of the Company.

5.	To re-elect Mr. Donald L. Lucas as a director of the Company.

6.	To re-elect Mr. Rick Yan as a director of the Company.

7.	To transact any other business properly brought before the Meeting.

Members of record at the close of business on June 26, 2006 (the “Record Date”) of shares in the capital of the Company will be entitled to vote at the Meeting or any adjournment or postponement thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Pursuant to the Company’s Fifth Amended and Restated Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.

By Order of the Board of Directors

Rick Yan
Director, CEO, President and Secretary

June 27, 2006

Proposal 1

Amendment of the 2000 Stock Plan

The board of directors, subject to approval of the Company’s shareholders, has adopted an amendment to the Company’s 2000 Stock Plan (the “Plan”) to increase the number of shares that may be issued under the Plan. Currently, the Plan authorizes 5,530,578 common shares for issuance to the Company’s directors, officers and other employees, and consultants to acquire common shares under options. The amendment would increase this amount by 2 million, to 7,530,578 common shares. As of May 31, 2006, approximately 71,000 common shares of 51job share capital were available for grant under the Plan. The Plan has a term of ten years but may be terminated earlier by the board of directors.

The compensation committee of the board of directors administers the Plan. Subject to the provisions of the Plan and, in the case of a committee, the specific duties delegated by the board of directors to such committee, and subject to the approval of any relevant authorities, the board of directors or the committee so appointed has the authority in its discretion to determine, among other things, the fair market value of the common shares, select optionees, determine the number of common shares to be covered by each award granted under the plan, and the terms and conditions of any options or stock purchase rights granted under the plan.

Stock options granted under the plan become exercisable at a rate of not less than 20% per year over five years from the date of the option grant. In the event of the termination of service of an optionee, the unvested portion of a stock option is forfeited and the vested portion terminates within the period of time as specified in the option agreement and, in the absence of a specified time in the option agreement, within twelve months following the optionee’s termination in the case of the optionee’s disability or death, and three months following the optionee’s termination in all other cases.

In the event of a merger of the Company, each outstanding stock option may be assumed or an equivalent option or right may be substituted by the successor corporation. In the event the successor corporation refuses to assume or substitute for the stock option, the outstanding stock options will automatically vest and become exercisable for a period of 15 days, after which the stock options will terminate.

The board of directors believes that the adoption of the amendment to the Plan would, among other things, enhance the long-term shareholder value of the Company by offering opportunities to the Company’s directors, officers, employees and consultants to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company’s shareholders. The board of directors believes that existing stock option grants under the Plan have contributed significantly to the successful achievement of these objectives.

Approval of the amendment to the Plan will require the affirmative vote of a majority of the outstanding shares of stock present in person or by proxy and entitled to vote at the Meeting.

Proposals 2 Through 6

Election of Directors

The board of directors currently consists of four members. Three of them are non-executive directors and one is a member of management. In accordance with the Company’s Amended and Restated Memorandum and Articles of Association, at each annual general meeting, all of the Directors for the time being shall retire from office, retaining office until the close of such meeting, and shall be eligible for re-election. Each Director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. The Company’s articles presently authorize five board positions.

Directors Nominated for Election and Re-Election at the Meeting

Hiroyuki Honda is a senior vice president of Recruit Co., Ltd., a leading human resource services provider in Japan, and has been a director of Recruit since 2005. Mr. Honda joined Recruit in 1984 and is currently in charge of the Corporate Planning Office and Business Development Office. Mr. Honda also serves as a board member of Recruit’s various joint ventures with Toyota Motor Corporation, Yahoo Japan Corporation and NTT Data Corporation. In his twenty-two year career at Recruit, Mr. Honda has acted as General Manager of the Corporate Planning Office and New Generation Business Development Group, and led Recruit’s human resource related business group. Mr. Honda received his Bachelor of Law degree in Labor Law from Hokkaido University in 1984.

David K. Chao has been a director of the Company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and Managing General Partner of DCM — Doll Capital Management, a venture capital firm based in the Silicon Valley. Prior to joining DCM, Mr. Chao was a founding executive of one of the largest mobile virtual network operators in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was one of the account executives for Recruit. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees and a member of The Thacher School Board of Trustees. He also serves on the board of directors of Legend Capital and the board of advisors for Red Herring.

Shan Li has been a director of the Company since February 2004. Mr. Li holds a Bachelor of Science degree in Management Information Systems from Qinghua University, a Master’s degree in Economics from the University of California at Davis and a Ph.D. in Economics from the Massachusetts Institute of Technology. Mr. Li is a founding partner of San Shan Limited, a private equity firm. Mr. Li is a veteran of the banking industry, having held various executive positions with Bank of China International Holdings, Goldman Sachs, Lehman Brothers, Credit Suisse First Boston and China Development Bank.

Donald L. Lucas has been a director of the Company since February 2004. Mr. Lucas received his Bachelor of Arts degree from Stanford University and his Master of Business Administration degree from the Stanford Graduate School of Business. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., DexCom, Inc., Oracle Corporation and Vimicro International Corporation. He also serves as a director for several privately held companies. Mr. Lucas is the former chairman of the board of the Stanford Institute for Economic Policy and Research and a Trustee of the University of Santa Clara.

Rick Yan has been a director and chief executive officer of the Company since 2000. Mr. Yan is responsible for the Company’s overall strategy and management. Mr. Yan received his Bachelor of Engineering degree and Master of Philosophy degree from the University of Hong Kong and his Master of Business Administration degree with distinction from INSEAD in France. Mr. Yan was an investor and advisor of the Company from its inception and prior to his appointment as chief executive officer. Prior to joining the Company, Mr. Yan was a Director and the Head of China Practice at Bain & Company, an international strategy consulting company. Mr. Yan joined the firm in London in 1989, returned to Asia and set up Bain & Company’s Hong Kong and Beijing offices in 1991 and 1993, respectively. In his 11-year tenure with Bain & Company, Mr. Yan was widely acknowledged as an expert in the consumer products and technology sectors. Prior to his affiliation with Bain & Company, Mr. Yan worked at Hewlett-Packard in Hong Kong for four years and was awarded Marketing Executive of the Year.